UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Filed by the Registrant [  ]
Filed by a Party Other than the Registrant [X]
Check the Appropriate Box:
[X] Preliminary Proxy Statement
[  ] Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

WHITESTONE REIT
(Name of Registrant as Specified In Its Charter)

EREZ REIT OPPORTUNITIES LP EREZ ASSET MANAGEMENT, LLC BRUCE SCHANZER CATHERINE CLARK
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Copies to:

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
(212) 986-6000

Payment of Filing Fee (Check the Appropriate Box):
[X] No fee required.
[  ] Fee paid previously with preliminary materials
[  ] Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2024

2024 ANNUAL MEETING OF SHAREHOLDERS
OF
WHITESTONE REIT

_________________________

PROXY STATEMENT
OF
EREZ REIT OPPORTUNITIES LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY
Erez REIT Opportunities LP, a Delaware limited partnership (“Erez Opportunities” and, together with its affiliates named herein, “Erez” or “we”), and the other participants in this solicitation are significant investors in Whitestone REIT, a Maryland REIT (“Whitestone” or the “Trust”), which beneficially own 644,900 common shares of beneficial interest, par value $0.001 per share, of the Trust, representing approximately [1.3]% of the outstanding common shares.
We are seeking your support for the election of our two (2) highly-qualified nominees to Whitestone’s board of trustees (the “Board”) at the 2024 annual meeting of shareholders, currently scheduled to be held virtually via the internet on __________, 2024, at __:00 a.m., Central Daylight Time (including any and all adjournments, postponements, continuations or reschedulings thereof or any other meeting of shareholders held in lieu thereof, the “Annual Meeting”). At the Annual Meeting, shareholders are being asked:
1.
To elect Erez’s two (2) trustee nominees, Bruce Schanzer and Catherine Clark (collectively, the “Erez Nominees”), to the Board to hold office until the 2025 annual meeting of shareholders (the “2025 Annual Meeting”) (Proposal No. 1);

2.	To approve, in an advisory (non-binding) vote, the compensation of the Trust’s named executive officers (Proposal No. 2); and

3.	To ratify the appointment of Pannell Kerr Forster of Texas, P.C. (“PKF”) as the Trust’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (Proposal No. 3).

4.	To transact such other business that may properly come before the meeting or any adjournment or postponement thereof

[The Trust has disclosed in its preliminary proxy statement that the Annual Meeting will be entirely online. Accordingly, the Annual Meeting will be a virtual meeting conducted by live audio webcast that can be accessed by visiting www.__________.com/, or at any postponement or adjournment thereof. If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials mailed by the Trust, on the Trust’s white proxy card or on the instructions that accompany the Trust’s proxy materials. The Annual Meeting will begin promptly at __:00 a.m., Central Daylight Time. Online check-in will begin at __:45 a.m. Central Time, and you should allow ample time for the online check-in procedures.]
The Board is currently composed of six (6) trustees. Through the Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect not only the Erez Nominees, but also four (4) of the Trust’s nominees whom we believe are most qualified to serve as trustees, _____, _____ , _____ and _____ (the “Unopposed Trust Nominees”). Erez and Whitestone will each be using a universal proxy card for voting on the election of trustees at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to six (6) nominees on Erez’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for any combination of the Trust nominees and the Erez Nominees may do so on Erez’s BLUE universal proxy card. There is no need to use the Trust’s white proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Erez Nominees will have the legal effect of replacing two (2) incumbent trustees. The names, backgrounds and qualifications of the Trust’s nominees, and other information about them, can be found in the Trust’s proxy statement. You may access the Trust’s proxy statement, when available, and any other relevant documents, without cost on the SEC’s website at www.sec.gov.
Shareholders are permitted to vote for less than six (6) nominees or for any combination (up to six (6) total) of the Erez Nominees and the Trust’s nominees on the BLUE universal proxy card. However, if shareholders choose to vote for any of the Trust’s nominees, we recommend that shareholders vote in favor of only the Trust’s nominees who we believe are most qualified to serve as trustees—the “Unopposed Trust Nominees”—to help achieve a Board composition that we believe is in the best interest of all shareholders. We recommend that shareholders do not vote for any of the Trust’s nominees other than the Unopposed Trust Nominees. Among other potential consequences, voting for Trust nominees other than the Unopposed Trust Nominees may result in the failure of any or all of the Erez Nominees to be elected to the Board.
We believe that voting on the BLUE universal proxy card provides the best opportunity for shareholders to elect all of the Erez Nominees and achieve the best Board composition overall. Erez therefore urges shareholders to use our BLUE universal proxy card to vote “FOR” the two (2) Erez Nominees and “FOR” the four (4) Unopposed Trust Nominees.
OUR BLUE UNIVERSAL PROXY CARD WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE TWO (2) EREZ NOMINEES AND THE FOUR (4) UNOPPOSED TRUST NOMINEES, “FOR” THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE TRUST’S NAMED EXECUTIVE OFFICERS AND “FOR” THE RATIFICATION OF THE APPOINTMENT OF PANNELL KERR FORSTER OF TEXAS, P.C., AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF TRUSTEES, ALL OF YOUR VOTES FOR THE ELECTION OF TRUSTEES WILL BE DEEMED INVALID.
The Trust has set the close of business on __________, 2024, as the record date for the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Trust is 2600 South Gessner Road, Suite 500, Houston, Texas 77063. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Trust, as of the Record Date, there were __________ common shares outstanding.
As of the date hereof, Erez Opportunities, Erez Asset Management, LLC, a Delaware limited liability company (“Erez Asset Management”) and each of the Erez Nominees (each, a “Participant” and collectively, the “Participants”) collectively beneficially owned 644,900 common shares (the “Erez Group Shares”). We intend to vote the Erez Group Shares “FOR” the election of the Erez Nominees and the Unopposed Trust Nominees, “FOR” the proposal to approve in an advisory (non-binding) vote the compensation of the Trust’s named executive officers (as defined in the Trust’s proxy statement) and “FOR” the ratification of the appointment of PKF as the Trust’s independent registered public accounting firm for the fiscal year ending December 31, 2024, as described herein.

While we currently intend to vote all of the Erez Group Shares in favor of the election of the Erez Nominees, we reserve the right to vote some or all of the Erez Group Shares for some or all of the Trust’s trustee nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all common shares represented by the enclosed BLUE proxy card will be voted at the Annual Meeting as marked by the shareholder.
We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE universal proxy card today. This Proxy Statement and the enclosed BLUE universal proxy card are first being mailed to shareholders on or about __________, 2024.

Whitestone is a REIT governed by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the General Corporation Law of the State of Maryland. The solicitation of proxies contemplated in this Proxy Statement is being effected in accordance with U.S. securities laws. The Participants represent that they intend to, or are part of a group which intends to solicit the holders of common shares representing at least 67% of the voting power of common shares entitled to vote on the election of trustees in support of the Erez Nominees.
THIS SOLICITATION IS BEING MADE BY EREZ AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE TRUST. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH EREZ IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

EREZ URGES YOU TO VOTE “FOR” THE EREZ NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE BLUE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE EREZ NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE MANAGEMENT OF THE TRUST OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD. ONLY THE LATEST DATED, PROPERLY EXECUTED PROXY CARD WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON (VIRTUALLY) AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE universal proxy card are available at ___________

IMPORTANT
Your vote is important, no matter how many common shares you own. Erez urges you to sign, date and return the enclosed BLUE universal proxy card today to vote “FOR” the election of the Erez Nominees and in accordance with Erez’s recommendations on the other proposal(s) on the agenda for the Annual Meeting.
●	If your common shares are registered in your own name, please sign and date the enclosed BLUE universal proxy card and return it in the enclosed postage-paid envelope today.

●
If your common shares are held in a brokerage account or bank, you are considered the beneficial owner of the common shares, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your common shares on your behalf without your instructions.

●
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

●
[You may vote your shares in person (virtually) at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your BLUE universal proxy card by mail, Internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.]

As Erez is using a “universal” proxy card, which includes the Erez Nominees as well as the Trust’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Erez strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Trust. Even if you return the Trust’s white proxy card marked “withhold” as a protest against the incumbent management slate, it will revoke any proxy card you have previously sent to us.

If you have any questions, require assistance in voting your BLUE universal proxy card, or need additional copies of Erez’s proxy materials,
please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 19th floor
New York, New York 10022

Shareholders may call toll-free: (877) 456-3422
Banks and brokers call: (212) 750-5833

BACKGROUND TO THE SOLICITATION
The following is a chronology of events leading up to this proxy solicitation:
•	On September 29, 2023, Erez began acquiring its current position in the Trust.

•	On November 6, 2023, Erez sent a letter to the Board outlining Erez’s plans and proposals with respect to the Trust (the “November 6 Letter”).

•	On November 7, 2023, Mr. Holeman confirmed receipt of the email from Erez.

•	On November 10, 2023, Mr. Schanzer replied to Mr. Holeman and asked to speak to Mr. Holeman regarding the letter.

•	On November 16, 2023, Mr. Schanzer followed up with Mr. Holeman reiterating his request to speak regarding the letter.

•	On November 29, 2023, Mr. Holeman responded to Mr. Schanzer, offering to speak between December 4 and December 8, 2023. Mr. Schanzer accepted a time on December 6, 2023.

•
On December 6, 2023, Mr. Schanzer attended a conference call with Mr. Holeman and David Mordy, Whitestone’s director of investor relations. Mr. Schanzer discussed his concerns regarding the management of the Trust, its poor performance including leverage and NAV discount, and how it is poorly situated in the REIT capital markets. Mr. Schanzer requested a meeting with the Board to discuss his concerns with them directly.

•	On December 13, 2023, the Board sent a letter in response to the November 6 Letter and released the November 6 Letter and the Board’s response publicly.

•
On December 21, 2023, Erez sent to Peter Tropoli, the Secretary and General Counsel of the Trust, a notice of its intention to nominate Bruce Schanzer, Catherine Clark and Michael Winters as trustees at the Annual Meeting (the “Nomination Letter”).

•	On December 22, 2023, Mr. Tropoli confirmed receipt of the Nomination Letter by email to Erez’s outside counsel.

•	On January 10, 2024, Mr. Tropoli emailed Erez’s outside counsel nominee questionnaires for each of Mr. Schanzer, Ms. Clark and Mr. Winters, and asked that each of them complete their questionnaires.

•
On January 12, 2024, Erez’s outside counsel emailed Mr. Tropoli requesting confirmation from Mr. Tropoli that the form of questionnaire provided is the Trust’s standard form used for all of the Trust’s nominees.

•
On January 15, 2024, Mr. Tropoli responded by email and confirmed that the form of questionnaire shared with the Erez Nominees is the Trust’s standard form of questionnaire for all Trust nominees. Erez’s outside counsel confirmed receipt of Mr. Tropoli’s email.

•	On January 16, 2024, Erez’s outside counsel emailed Mr. Tropoli to deliver digital copies of the completed questionnaires.

•	On January 17, 2024, Mr. Tropoli responded and confirmed receipt of completed nominee questionnaires.

•
On January 22, 2024, Mr. Tropoli emailed Erez’s outside counsel to inform them that the Trust’s Nominating & Governance Committee (the “Nominating Committee”) had requested interviews with Mr. Schanzer, Ms. Clark and Mr. Winters, and to provide windows of availability for the Nominating Committee. Erez’s outside counsel confirmed receipt.

•
Between January 24, 2024, and February 1, 2024, the parties made arrangements for the Nominating Committee to interview each of Erez’s nominees, including providing requested email addresses, confirming interview dates and sending calendar invitations.

•
On January 29, 2024 Mr. Tropoli noted that the Nominating Committee’s intent was to interview each nominee individually, and asked that Mr. Schanzer not attend the interview for Ms. Clark or Mr. Winters.

•
On January 30, 2024, Erez’s outside counsel responded to Mr. Tropoli and confirmed that the only participant in attendance at each interview would be the individual being interviewed, and requested that Mr. Tropoli confirm that no lawyers or other parties would be participating or listening to the interviews, and that the discussions would not be recorded.

•	On February 1, 2024, Mr. Tropoli confirmed that only Nominating Committee members would be present on the interviews.

•	Also on February 1, 2024, the Nominating Committee conducted a virtual interview with Mr. Schanzer.

•	On February 5, 2024, the Nominating Committee conducted virtual interviews with each of Ms. Clark and Mr. Winters.

•
On February 7, an advisor to Erez emailed the Trust’s financial advisor and asked if the bankers had “a moment to discuss” Erez and the Trust. The financial advisor wrote back saying “I’ll get back to you.”

•	On February 9, 2024, Mr. Tropoli emailed Erez’s outside counsel with follow-up questions from the Nominating Committee for Mr. Schanzer, Ms. Clark and Mr. Winters.

•	On February 10, 2024, Erez’s outside counsel responded to Mr. Tropoli and confirmed receipt of the follow‑up questions.

•	On February 13, 2024, Erez’s outside counsel provided written responses and supporting materials via email to Mr. Tropoli in response to the to the Nominating Committee’s follow‑up questions.

•	Also on February 13, 2024, Erez informed the Trust by email that Mr. Winters had withdrawn as a nominee because of the need to focus on family medical issues.

•	On February 15, 2024, Erez delivered an update to the Nomination Letter formally withdrawing the nomination of Mr. Winters.

•
On February 22, 2024, having not heard anything from the Trust’s financial advisor, Erez’s advisor emailed again asking if the advisor had forgotten about the request or “should I read into your silence that your client has no interest in speaking?” Later that day, the financial advisor responded by email, apologized for the delay and wrote that she “was asked to get back to [you] thanking you for the outreach and to say nothing to discuss now but we will follow up as appropriate later.”

•
On March 7, 2024, Mr. Tropoli emailed to Erez’s outside counsel digital copies of letters addressed to Mr. Schanzer and Ms. Clark, which letters notified Mr. Schanzer and Ms. Clark that the Nominating Committee had not recommended either of them as a nominee, and the Board had agreed with the Nominating Committee’s recommendation. Erez’s outside counsel confirmed receipt.

•
On March 13, 2024, Erez delivered via courier a notice pursuant to Section 14a-19 of the Exchange Act reaffirming its intent to solicit the shareholders of Whitestone and requesting that the Trust either mail Erez’s proxy materials or provide shareholder records and related information to Erez, pursuant to Rule 14a-7 of the Exchange Act (the 14a-7 Demand").

•	On March 19, 2024, Mr. Tropoli delivered via email to Erez and its outside counsel the Trust’s response to the 14a-7 Demand.

•
Between March 19, 2024, and March 26, 2024, Erez and the Trust negotiated a confidentiality agreement governing the provision by the Trust of shareholder lists to Erez in connection with Erez’s solicitation of proxies for the Annual Meeting.

•
On March 29, 2024, Erez’s outside counsel called Mr. Tropoli to confirm whether everything was prepared for Erez’s proxy solicitor to reach out to the Trust’s proxy solicitor to arrange transmission of the shareholder lists.

•	On April 2, 2024, the Trust's proxy solicitor and Erez's proxy solicitor arranged for transmission of the shareholder lists; Erez's counsel and Mr. Tropoli exchanged emails facilitating the exchange.

REASONS FOR THE SOLICITATION

Erez Asset Management is an investment firm that focuses on undervalued small market capitalization real estate investment trusts (“REITs”), seeking to work collaboratively with management and boards of trustees to improve company performance.

Erez believes that Whitestone has an attractive portfolio of shopping center properties, but the value of that portfolio is not appropriately reflected in its stock price. Over the past year, Erez conducted a thorough review of Whitestone’s portfolio of properties. Erez reviewed the activity, merchandising and maintenance of Whitestone’s shopping centers, the performance of its anchor tenants, its traffic patterns, and competing properties. Erez also conducted extensive interviews of local and national brokers to understand each of Whitestone’s assets to determine asset-level values.

After this systematic diligence process, Erez concluded Whitestone’s stock trades at a substantial discount to what Erez believes is the Net Asset Value (“NAV”) of the portfolio. Erez believes there are several ways for Whitestone to close that gap and provide shareholders with a significant return.

Consistent with our investment approach, we have attempted to engage substantively with Whitestone’s Board to encourage the Board to pursue these alternatives. Regrettably, Whitestone, through an advisor, made it clear that there was nothing to discuss.

Notably, none of Whitestone’s independent trustees have any material experience with shopping centers or real estate capital markets or the REIT industry. In our view, a significant portion of the valuation discount is likely attributable to the fact that none of the trustees have relevant experience. Moreover, we believe the lack of expertise among the trustees has led to chronic underperformance relative to peers, the value destructive sale of equity at prices well below the Trust’s NAV, excessive leverage, an inefficient cost structure and a refusal to consider strategic alternatives:

•	Whitestone has chronically underperformed
Whitestone’s stock has lagged its peers and the market over an extended period. In the five years preceding October 25, 2023, the day prior to a Bloomberg news report that Fortress Investment Group (“Fortress”) had approached Whitestone to discuss a takeover,1 Whitestone’s total shareholder return (“TSR”) underperformed the FTSE NAREIT Equity Shopping Center Index by 20%.

Whitestone stock has seen improved performance following Fortress’s indication of interest, which we believe was driven by investors speculating about the possibility of a buyout. However, its valuation remains considerably below its peer average when measured on a Price/consensus 2024 Funds From Operations (“FFO”) per Share (11.7x vs. 13.0x peer average) and Price/consensus 2024 Adjusted Funds From Operations (“AFFO”) per Share (15.2x vs.17.4x peer average) basis. Its discount to the consensus Mean NAV per Share (“NAVPS”) also remains significantly below its peer average (24% discount vs. 14% peer average discount).

•	Whitestone has repeatedly sold stock below NAV
Whitestone’s stock has traded at a discount to Whitestone’s NAV for most of its history, with an average discount of over 17% to consensus NAVPS.

Despite this discount, the Trust has repeatedly raised capital by issuing equity. Every time Whitestone does so, it is effectively selling off a piece of its portfolio below the market value of its real estate. Erez estimates that over the past 13 years, these value-destructive stock sales have resulted in a loss of $75-$80 million in shareholder equity, which is close to $2 per share of permanent value impairment.

_____________________________________

1 “Fortress Approached Whitestone REIT About a Takeover,” Bloomberg, October 26, 2023, available at https://www.bloomberg.com/news/articles/2023-10-26/fortress-said-to-approach-whitestone-reit-with-takeover-offer.

•	Whitestone’s excessive leverage impairs its flexibility
Whitestone is highly levered, with debt+preferred/LTM EBITDAre at 7.9x as of the most recent quarter vs. a 5.7x peer average2 At this level, Whitestone’s leverage is the highest of all comparable shopping center REITs.

In our view, this excessively high level of leverage is an impediment to value creation because it severely limits the Trust’s accretive capital allocation alternatives.

Unfortunately, the Trust has limited options to reduce its leverage. To do so, the Trust would need (a) to generate capital through asset sales, which would reduce operating cash flow, (b) to issue equity, which would be value destructive given that the stock is valued at a discount to NAV, or (c) to increase revenue or reduce expenses through operational discipline, which the Trust does not appear to be planning given the Trust’s stated intention of pursuing the development and redevelopment of Whitestone’s portfolio.3

•	Whitestone’s operating platform is subscale and structurally inefficient
Whitestone has not demonstrated that it is able to generate returns that exceed its cost of capital as a standalone public REIT. According to FactSet, the Trust generated a return on invested capital of less than 2% during 2023, while the Trust’s weighted average cost of capital, also according to FactSet, exceeded 6%.

The problem, in our view, is structural. As a small company, the Trust’s fixed general and administrative expenses are spread across a smaller asset base and less revenue. We estimate that Whitestone’s excess G&A is approximately $7.5 million per year, which reduces earnings by approximately 15% per year relative to their larger shopping center REIT peers. Larger REITs can spread these company costs across a broader revenue base, leading to a much smaller impact to cash flow and earnings at those REITs. Notably, at Whitestone’s current earnings multiple of 11.7x FFO,4 we believe the “excess” company costs dampen Whitestone’s valuation by approximately $85 million.

•	The Board appears to have refused to consider strategic alternatives
Bloomberg has reported that Fortress made a premium offer to buy the Trust and that the Trust “rebuffed” the proposal. Given the reports that the Board summarily dismissed the Fortress proposal, we believe the Board misunderstands the valuation disconnect inherent in the Trust’s current configuration and the relative advantages of a sale. Burdened by public company costs and excessive leverage, the Trust, in Erez’s view, should explore its alternatives and attempt to find a value accretive transaction that rewards shareholders for the assets they own.

We believe that adding new trustees with deep shopping center and REIT industry expertise and capital markets experience will improve the Board’s ability to effectively oversee Whitestone’s strategy, business configuration and balance sheet.

Accordingly, Erez has nominated two experienced trustee candidates – Bruce Schanzer, a former shopping center REIT CEO who now leads Erez, and Catherine Clark, a former shopping center REIT senior investment executive – to strengthen the Board’s ability to provide effective, independent oversight of the Trust and help to generate value for all shareholders.

_____________________________________

2 Quarterly Supplemental Operating and Financial Data Package for Whitestone REIT for the three and twelve months ended December 31, 2023 as filed in Whitestone Form 8-K Exhibit 99.2 on March 6, 2024.
3 Whitestone Q4 2023 Earnings call.
4 S&P Capital IQ Pro as of March 18, 2024.

PROPOSAL NO. 1

ELECTION OF TRUSTEES

There are currently six (6) trustees serving on the Board, all of whom have terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) experienced and highly qualified Erez Nominees, Bruce Schanzer and Catherine Clark, for terms ending at the 2025 Annual Meeting.
THE EREZ NOMINEES
Bruce Schanzer, age 55, is Chairman and Chief Investment Officer of Erez Asset Management, a fund manager focused on investment opportunities in small market cap REITs. Prior to forming Erez Asset Management in August 2022, Mr. Schanzer was President, CEO and a director of Cedar Realty Trust (NYSE: CDR), a real estate investment trust focused on the ownership, operation and redevelopment of shopping centers in the Washington, D.C. to Boston corridor, from June 2011 to August 2022. Before joining Cedar in 2011, he was a managing director in the real estate investment banking group at Goldman Sachs & Co and prior thereto a vice president at Merrill Lynch. Before working on Wall Street, Bruce worked as a real estate attorney in New York. He received an M.B.A. in finance and accounting from the University of Chicago (now known as the Booth School of Business); a J.D. from Benjamin N. Cardozo School of Law, where he served as a member of the Law Review; and a B.A. from Yeshiva College, where he is currently a member of the board of trustees of Sym Schools of Business. He is also presently a member of the board of trustees of SAR Academy in Riverdale, NY and the board of advisors of New York Medical College. Mr. Schanzer previously served as a member of the board of governors of the National Association of Real Estate Investment Trusts.
We believe Mr. Schanzer would be a valuable addition to the Board of the Trust because of his substantial expertise and experience in commercial real estate, publicly-traded REIT capital markets, REIT corporate governance, significant REIT strategic advisory and M&A experience, and his experience as an executive officer and a director of a publicly-traded shopping center REIT.
Catherine Clark, age 65, is the Chief Investment Officer of Bedrock Management Services LLC, a full-service commercial real estate firm based in downtown Detroit specializing in the strategic development of urban cores. She joined Bedrock in December 2020. Ms. Clark also serves as Managing Partner of CCR Partners LLC, a real estate advisory and consulting firm that she co-founded in January 2020. At CCR, Ms. Clark provided a broad range of commercial real estate solutions, focusing on best practices, efficiency and returns, including strategic advisory services for owners, buyers, sellers and borrowers. From 1997 to June 2019, Ms. Clark was an executive officer of RPT Realty, a publicly-traded shopping center REIT and successor to Ramco-Gershenson Properties Trust, where she served from 2015 to June 2019 as Executive Vice President and where she was responsible for developing and executing RPT’s investment and capital allocation strategy as it related to sourcing and identifying investment opportunities, contract negotiation, conducting due diligence, securing financing and closing core acquisitions and non-core dispositions. She was also responsible for assessing the impact of investment policies on the greater portfolio and the Trust’s strategic goals. While at RPT, Ms. Clark completed in excess of $6 billion in real estate transactions. As a member of the Advisory Board of the Marshall Bennett Institute of Real Estate, Roosevelt University, Chicago, IL, Ms. Clark served on the Curriculum Committee and mentored graduate and undergraduate students. She is a licensed real estate broker in the State of Michigan and served in a leadership capacity on both National and Local ULI Product Councils. Ms. Clark obtained a bachelor’s degree in Business Administration from Walsh College of Accountancy and Business Administration in 1981 with a concentration in finance.
We believe Ms. Clark would be a valuable addition to the Board of the Trust because of her substantial expertise and experience in commercial real estate including underwriting, purchasing and selling many billions of dollars of shopping centers over her approximately 30 year career, publicly-traded REITs, and her experience as an executive officer of a publicly-traded REIT.
The principal business address of Mr. Schanzer, Erez Opportunities and Erez Asset Management is 270 North Avenue, Suite 404, New Rochelle, NY 10801, United States of America. The principal business address of Ms. Clark is 630 Woodward Ave, Detroit, MI 48226, United States of America. Each Erez Nominee is a citizen of the United States of America.

As of the date hereof, Mr. Schanzer may be deemed to beneficially own 644,900 common shares, including: (i) 270,000 common shares directly beneficially owned by Erez Opportunities, by virtue of his position as the Chairman and Chief Investment Officer of Erez Asset Management, Erez Opportunities’ investment manager; (ii) 235,000 common shares beneficially owned by Erez Asset Management, which common shares are held in certain separately-managed accounts (the “SMAs”) managed by Erez Asset Management, by virtue of his position as Chairman and Chief Investment Officer of Erez Asset Management, and (iii) 139,900 common shares directly beneficially owned and currently held in his IRA (the “Schanzer IRA”).

The common shares directly beneficially owned by Erez Opportunities were purchased with investment capital of Erez Opportunities. The common shares directly beneficially owned by the SMAs were purchased with investment capital of the SMAs. The common shares owned by Mr. Schanzer were purchased with investment capital of the Schanzer IRA.

Each of the Erez Nominees may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 644,900 common shares beneficially owned in the aggregate by all of the Participants. For information regarding transactions in securities of the Trust during the past two years by the Participants, please see Schedule I. Each Participant disclaims beneficial ownership of the common shares that he, she or it does not directly own.
Other than as stated herein, there are no arrangements or understandings between or among any of the Participants or any other person or persons pursuant to which the nomination of the Erez Nominees described herein is to be made, other than the consent by each of the Erez Nominees to be named in this Proxy Statement and to serve as a trustee of the Trust if elected as such at the Annual Meeting. None of the Erez Nominees is a party adverse to the Trust or any of its subsidiaries or has a material interest adverse to the Trust or any of its subsidiaries in any material pending legal proceeding.
Erez believes that each Erez Nominee presently is, and if elected as a trustee of the Trust, would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, (ii) Section 301 of the Sarbanes-Oxley Act of 2002 and (iii) other applicable U.S. securities regulations. Notwithstanding the foregoing, Erez acknowledges that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Erez acknowledges that if any Erez Nominee is elected, the determination of the Erez Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Erez Nominee is a member of the Trust’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.
Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Trust; (iii) no Participant owns any securities of the Trust which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Trust during the past two years; (v) no part of the purchase price or market value of the securities of the Trust owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Trust, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate any Participant owns beneficially, directly or indirectly, any securities of the Trust; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Trust; (ix) no Participant or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Trust’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Trust or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Trust or its affiliates, or with respect to any future transactions to which the Trust or any of its affiliates will or may be a party; (xi) no Participant has a substantial or material interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting, other than the election of trustees or the appointment of auditors; (xii) no Participant holds any positions or offices with the Trust; (xiii) no Erez Nominee has a family relationship with any trustee, executive officer, or person nominated or chosen by the Trust to become a trustee or executive officer; and (xiv) no companies or organizations, with which any of the Erez Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Trust. There are no material proceedings to which any Erez Nominee or any of his associates is a party adverse to the Trust or any of its subsidiaries or has a material interest adverse to the Trust or any of its subsidiaries. With respect to each of the Erez Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

We reserve the right to nominate substitute person(s) if the Trust makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Erez Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the common shares represented by the enclosed BLUE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent that is not prohibited under Whitestone’s organizational documents and applicable law, if the Trust increases the size of the Board above its existing size. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Trust’s corporate machinery.

This Proxy Statement is soliciting proxies to elect not only the two (2) Erez Nominees, but also the four (4) Unopposed Trust Nominees. Your vote to elect the Erez Nominees will have the legal effect of replacing two (2) incumbent trustees of the Trust with the Erez Nominees. There is no assurance that any Trust nominee will serve as a trustee if our Erez Nominees are elected to the Board. You should refer to the Trust’s proxy statement for the names, background, qualifications and other information concerning the Trust’s nominees. You may access the Trust’s proxy statement, when available, and any other relevant documents, without cost on the SEC’s website at www.sec.gov. This Proxy Statement includes the notice information required to be provided to the Trust pursuant to the Universal Proxy Rules, including Rule 14a‑19(a)(1) under the Exchange Act. This Proxy Statement includes the names of all nominees for whom we intend to solicit proxies. Further, we intend to solicit the holders of common shares representing at least 67% of the voting power of the common shares entitled to vote on the election of trustees in support of trustee nominees other than the Trust’s nominees.

Erez and Whitestone will each be using a universal proxy card for voting on the election of trustees at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Erez Nominees has consented to being named as a nominee for election as a trustee of the Trust in any proxy statement relating to the Annual Meeting. Shareholders will have the ability to vote for up to six (6) nominees on Erez’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for any combination of the Trust’s nominees and the Erez Nominees may do so on Erez’s enclosed BLUE universal proxy card. There is no need to use the Trust’s white proxy card or voting instruction form, regardless of how you wish to vote.
Erez is not responsible for the accuracy or completeness of any information provided by or relating to Whitestone or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Whitestone or any other statements that Whitestone or its representatives have made or may otherwise make.
Shareholders are permitted to vote for less than six (6) nominees or for any combination (up to six total) of the Erez Nominees and the Trust’s nominees on the BLUE universal proxy card. IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF TRUSTEES, ALL OF YOUR VOTES FOR THE ELECTION OF TRUSTEES WILL BE DEEMED INVALID.
WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE EREZ NOMINEES ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION
As discussed in further detail in the Trust’s proxy statement, at the Annual Meeting shareholders will be called upon to indicate their approval, on a non-binding advisory basis, of the compensation of the Trust’s named executive officers until the 2025 Annual Meeting.
According to the Trust’s proxy statement, to be approved, Proposal No. 2 (advisory vote on executive compensation), must receive the affirmative vote of a majority of all votes cast at the Annual Meeting, whether in person (virtually) or by proxy (which means the votes cast “FOR” the proposal must exceed the votes cast “AGAINST” the proposal). For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining a quorum.
WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE TRUST’S NAMED EXECUTIVE OFFICERS, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As discussed in further detail in the Trust’s proxy statement, at the Annual Meeting shareholders will be called upon to ratify the appointment of PKF as the Trust’s independent registered public accounting firm for the fiscal year ending December 31, 2024.
According to the Trust’s proxy statement, for the ratification of the appointment of our independent registered public accounting firm to be approved, Proposal No. 3 must receive the affirmative vote of a majority of all votes cast at the Annual Meeting, whether in person (virtually) or by proxy (which means the number of votes cast “FOR” the proposal must exceed the number of votes cast “AGAINST” the proposal). In determining whether Proposal No. 3 has received the requisite number of affirmative votes, abstentions will have no impact because they will not be counted as votes cast for this purpose, although they will be considered present for the purpose of determining a quorum.
WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF PANNELL KERR FORSTER OF TEXAS, P.C., AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES
Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their common shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such common shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such common shares after the Record Date. Based on publicly available information, Erez believes that the only outstanding class of securities of the Trust entitled to vote at the Annual Meeting is the common shares.
Common shares represented by properly executed BLUE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Erez Nominees and the Unopposed Trust Nominees, “FOR” the proposal to approve in an advisory (non-binding) vote the compensation of the Trust’s named executive officers (as defined in the Trust’s proxy statement) and “FOR” the ratification of the appointment of PKF as the Trust’s independent registered public accounting firm for the fiscal year ending December 31, 2024, as described herein.
The Trust has disclosed that six (6) candidates can be elected to the Board at the Annual Meeting. We are soliciting proxies to elect not only the two (2) Erez Nominees, but also the four (4) Unopposed Trust Nominees. Erez and Whitestone will each be using a universal proxy card for voting on the election of trustees at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to six (6) nominees on Erez’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for any combination of the Trust’s nominees and the Erez Nominees may do so on Erez’s BLUE universal proxy card. There is no need to use the Trust’s white proxy card or voting instruction form, regardless of how you wish to vote.
Shareholders are permitted to vote for less than six (6) nominees or for any combination (up to six (6) total) of the Erez Nominees and the Trust’s nominees on the BLUE universal proxy card. However, if shareholders choose to vote for any of the Trust’s nominees, we recommend that shareholders vote in favor of only the Trust’s nominees who we believe are most qualified to serve as trustees—the “Unopposed Trust Nominees” —to help achieve a Board composition that we believe is in the best interest of all shareholders. We recommend that shareholders do not vote for any of the Trust’s nominees other than the Unopposed Trust Nominees. Among other potential consequences, voting for Trust nominees other than the Unopposed Trust Nominees may result in the failure of one or both of the Erez Nominees to be elected to the Board.
We believe that voting on the BLUE universal proxy card provides the best opportunity for shareholders to elect all of the Erez Nominees and achieve the best Board composition overall. Erez therefore urges shareholders to use our BLUE universal proxy card to vote “FOR” the two Erez Nominees and “FOR” the four Unopposed Trust Nominees.
IMPORTANTLY, IF YOU MARK MORE THAN SIX “FOR” BOXES WITH RESPECT TO THE ELECTION OF TRUSTEES, ALL OF YOUR VOTES FOR THE ELECTION OF TRUSTEES WILL BE DEEMED INVALID.
VIRTUAL MEETING

[The Trust has disclosed in its preliminary proxy statement that the Annual Meeting will be entirely online. Accordingly, the Annual Meeting will be a virtual meeting conducted by live audio webcast that can be accessed by visiting www.__________.com/, or at any postponement or adjournment thereof. If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials mailed by the Trust, on the Trust’s white proxy card or on the instructions that accompany the Trust’s proxy materials. The Annual Meeting will begin promptly at __:00 a.m., Central Daylight Time. Online check-in will begin at [●]:45 a.m. Central Time, and you should allow ample time for the online check-in procedures.]
Shareholder of Record: Shares Registered in Your Name.

If on the Record Date your common shares were registered directly in your name with the Trust’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are a shareholder of record. As a shareholder of record, you may vote in person (virtually) at the Annual Meeting by visiting www.__________.com/, which provides rights and opportunities to vote and ask questions equivalent to in-person meetings of shareholders or authorize a proxy to vote your shares as set forth below. Whether or not you plan to virtually attend the Annual Meeting, we urge you to fill out and return the enclosed BLUE universal proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted. You may attend the Annual Meeting virtually by live audio webcast that can be accessed by visiting www.__________.com/ per the instructions above, which provides rights and opportunities to revoke your proxy at the Annual Meeting and vote in-person (virtually).

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent.
If, on the Record Date, your shares were held in an account with a broker, bank or other agent, then you are the beneficial owner of shares held in “street name,” and a BLUE voting instruction form was forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent how to vote the shares in your account. You are also invited to attend the Annual Meeting by live audio webcast that can be accessed by visiting www.__________.com/ per the instructions above. However, because you are not the shareholder of record, you may not vote your shares in person (virtually) at the Annual Meeting unless you request and obtain a “legal proxy” from your broker, bank or other agent.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if the holders of at least a majority of the outstanding shares entitled to vote are represented in person (virtually) or by proxy at the Annual Meeting. As of the close of business on the Record Date there were __________ common shares outstanding and entitled to vote. Thus, __________ common shares must be represented in person (virtually) or by proxy at the Annual Meeting to constitute a quorum.

Your shares will be counted towards the quorum if you vote in person (virtually) at the Annual Meeting or if you submit a valid proxy by mail, internet or telephone (or one is submitted on your behalf by your broker, bank or other agent). Additionally, “WITHHOLD” votes, abstentions and broker non-votes, as described below, will also be counted towards the quorum requirement. If there is no quorum, the chairman of the Annual Meeting may adjourn the meeting until a later date.
Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count (i) “FOR” and “WITHHOLD” votes and broker non-votes with respect to Proposal No. 1 (election of trustees), (ii) “FOR,” “AGAINST” and “ABSTAIN” votes and broker non-votes with respect to Proposal No. 2 (advisory vote on executive compensation), and (iii) “FOR”, “AGAINST” and “ABSTAIN” votes with respect to Proposal No. 3 (ratification of the Trust’s independent registered public accounting firm).
Abstentions and broker non-votes will be treated as shares present for the purpose of determining a quorum for the transaction of business at the Annual Meeting. For brokerage accounts that receive proxy materials from the Trust and Erez, all of the matters to be voted on at the Annual Meeting will be considered “non-routine” matters and there will be no broker non-votes by such broker in respect of such brokerage accounts. In that case, if you do not submit any voting instructions to your broker, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any proposal, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting and your shares will not be counted for purposes of determining whether a quorum exists. However, for brokerage accounts that receive proxy materials only from the Trust, the broker will be entitled to vote shares held for a beneficial owner on “routine” matters without instructions from the beneficial owner of those shares and will not be entitled to vote the shares on “non-routine” matters. At the Annual Meeting, the only proposal that would be considered “routine” would be Proposal No. 3. Accordingly, if you receive proxy materials from only the Trust, your broker may exercise discretion to vote your shares on Proposal No. 3, even in the absence of your voting instruction. If your shares are voted on Proposal No. 3, as directed by your broker, your shares will constitute “broker non-votes” on each of the “non-routine” proposals.
VOTES REQUIRED FOR APPROVAL

•
For each of the trustee nominees to be elected (Proposal No. 1), such nominee must receive the vote of a plurality of all the votes cast at the Annual Meeting, whether in person (virtually) or by proxy, in respect of his or her election. This means the nominees receiving the greatest number of “FOR” votes will be elected. Broker non-votes and “WITHHOLD” votes will have no impact as they are not counted as votes cast for this purpose, although they will be considered present for the purpose of determining a quorum.

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For the advisory non-binding vote on executive compensation (Proposal No. 2) to be approved, the proposal must receive the affirmative vote of a majority of all votes cast at the Annual Meeting, whether in person (virtually) or by proxy (which means the votes cast “FOR” the proposal must exceed the votes cast “AGAINST” the proposal). For purposes of this advisory vote, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining a quorum.

•
For the ratification of the appointment of the Trust’s independent registered public accounting firm (Proposal No. 3) to be approved, the proposal must receive the affirmative vote of a majority of all votes cast at the Annual Meeting, whether in person (virtually) or by proxy (which means the number of votes cast “FOR” the proposal must exceed the number of votes cast “AGAINST” the proposal). For purposes of this advisory vote, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining a quorum.

If you sign and submit your BLUE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Erez’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

If you are the shareholder of record of your shares, you may change or revoke your proxy at any time before it is exercised in one of three ways:

●	You may send another properly completed proxy card bearing a later date, or submit a later-dated proxy by telephone or by the internet, in a timely manner;

●
You may deliver a written notice of revocation, either to Erez in care of Innisfree at the address set forth on the back cover of this Proxy Statement or to the Trust’s General Counsel and Corporate Secretary, Peter A. Tropoli, at Whitestone REIT, 2600 South Gessner Road, Suite 500, Houston, Texas 77063 or any other address provided by the Trust, which must be received prior to or at the Annual Meeting; or

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You may attend the Annual Meeting virtually by live audio webcast that can be accessed by visiting www.__________.com/, which provides rights and opportunities to revoke your proxy at the Annual Meeting and vote in-person (virtually). However, your attendance at the Annual Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent as your nominee, you should follow the instructions provided by your broker, bank or other agent.

Although a revocation is effective if delivered to the Trust or to the chair of the Annual Meeting at the Annual Meeting, we request that either the original or photostatic copies of all revocations be mailed to Erez in care of Innisfree at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Innisfree may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Erez Nominees.

IF YOU WISH TO VOTE FOR THE EREZ NOMINEES, PLEASE FOLLOW THE INSTRUCTIONS SET FORTH ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY.

SOLICITATION OF PROXIES
The solicitation of proxies pursuant to this Proxy Statement is being made by Erez. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.
We have provided the required notice to the Trust pursuant to the universal proxy rules, including Rule 14a‑19(a)(1) under the Exchange Act, and intend to solicit proxies from the holders of the Trust’s common shares representing at least 67% of the voting power of common shares entitled to vote on the election of trustees in support of the Erez Nominees’ election and the Unopposed Trust Nominees in accordance with applicable law and intend to comply with applicable requirements of the Exchange Act.
Erez Opportunities has entered into an agreement with Innisfree for solicitation and advisory services in connection with this solicitation, for which Innisfree will receive a fee not to exceed $__________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Innisfree has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the common shares they hold of record. Erez will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree will employ approximately _____ persons to solicit shareholders for the Annual Meeting.
The entire expense of soliciting proxies is being borne by Erez. Costs of this solicitation of proxies are currently estimated to be approximately $__________ (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Erez estimates that through the date hereof its expenses in connection with this solicitation are approximately $___________.
To the extent legally permissible, if Erez is successful in its proxy solicitation, Erez intends to seek reimbursement from the Trust for the expenses it incurs in connection with this solicitation. Erez does not intend to submit the question of such reimbursement to a vote of security holders of the Trust.

ADDITIONAL PARTICIPANT INFORMATION
The Participants in the solicitation are anticipated to be Erez Opportunities, Erez Asset Management and each of the Erez Nominees.
Erez Opportunities is a Delaware limited partnership. Erez Asset Management is a Delaware limited liability company. The Erez nominees are each citizens of the United States of America. The principal business address of Mr. Schanzer, Erez Opportunities and Erez Asset Management is 270 North Avenue, Suite 404, New Rochelle, NY 10801, United States of America. The principal business address of Ms. Clark is 630 Woodward Ave, Detroit, MI 48226, United States of America.
The principal business of each of Erez Opportunities and Erez Asset Management is that of a private fund engaged in investment in securities for its own account. The principal business of each of the Erez Nominees is set forth above in Proposal No. 1.
Other than as disclosed in this Proxy Statement, there are no arrangements or understandings between Erez Opportunities or its affiliates and any Erez Nominee or any other person or persons pursuant to which the nominations are to be made by Erez Opportunities.
As of the date hereof, Erez Opportunities is the direct beneficial owner of 270,000 common shares (1,000 of which are held of record). As of the date hereof, Erez Asset Management may be deemed to beneficially own 505,000 common shares, including the 270,000 common shares beneficially owned by Erez Opportunities by virtue of its role as investment manager of Erez Opportunities and the 235,000 common shares beneficially owned by the SMAs managed by Erez Asset Management.
As of the date hereof, Mr. Schanzer may be deemed to beneficially own 644,900 common shares, including the 505,000 common shares beneficially owned by Erez Asset Management by virtue of his role as Chairman and Chief Investment Officer of Erez Asset Management, and the 139,900 common shares currently held in the Schanzer IRA.
Each Participant in this solicitation is a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 644,900 common shares owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the common shares that he, she or it does not directly own. For information regarding purchases and sales of securities of the Trust during the past two (2) years by the Participants, see Schedule I.
From time to time, the Participants may effect purchases of securities through margin accounts maintained for them with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. Since other securities are held in such margin accounts in addition to the common shares, it may not be possible to determine the amounts, if any, of margin used to purchase the common shares held by the Participants at any one time. Nevertheless, to the best of the Participants’ knowledge, as of the date hereof, none of the common shares held in margin accounts were pledged as collateral security.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Trust; (iii) no Participant owns any securities of the Trust which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Trust during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Trust owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Trust, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Trust; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Trust; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Trust’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Trust or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Trust or its affiliates, or with respect to any future transactions to which the Trust or any of its affiliates will or may be a party; (xi) no Participant has a substantial or material interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting, other than the election of trustees or the appointment of auditors; (xii) no Participant holds any positions or offices with the Trust; (xiii) no Participant has a family relationship with any trustee, executive officer, or person nominated or chosen by the Trust to become a trustee or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Trust. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Trust or any of its subsidiaries or has a material interest adverse to the Trust or any of its subsidiaries. Except as disclosed herein, with respect to each of the Participants, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past ten (10) years, (b) there are no relationships involving any Erez Nominee or any of the Erez Nominees’ associates that would have required disclosure under Item 407(e)(4) of Regulation S- K had such Erez Nominee been a trustee of the Trust, and (c) none of the Erez Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Trust during the Trust’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

OTHER MATTERS AND ADDITIONAL INFORMATION
Erez is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Erez is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE universal proxy card will vote on such matters in their discretion.
Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you contact our proxy solicitor, Innisfree, at the following address or phone number: __________. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address or phone number.
The information concerning the Trust and the proposals in the Trust’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Trust contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Trust, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Erez.
This Proxy Statement is dated __________, 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

According to the Trust’s proxy statement, in order for a shareholder proposal submitted pursuant to Rule 14a-8, promulgated under the Exchange Act, to be considered for inclusion in the proxy statement for the Trust’s next annual meeting of shareholders, written proposals must be received by the Corporate Secretary at Whitestone REIT, 2600 South Gessner Road, Suite 500, Houston, Texas 77063, no later than __________, 2024 (not less than 120 calendar days before the first anniversary of the date of the Trust’s proxy statement released to shareholders in connection with the 2024 Annual Meeting) and must comply with all applicable requirements of Rule 14a-8.

Pursuant to the Trust’s Bylaws, shareholders wishing to submit proposals or trustee nominations for proxy inclusion must give timely notice thereof in writing delivered to the Trust’s Corporate Secretary at its principal executive office. Under the Trust’s current Bylaws, to be timely for the Trust’s 2025 annual meeting of shareholders, you must deliver proposals or nominations to the Trust’s Corporate Secretary, in writing, not later than 5:00 p.m., Central Time, on __, 202__. We also advise you to review the Bylaws, which contain additional requirements about advance notice of shareholder proposals and trustee nominations, including the different notice submission date requirements in the event that the date for the Trust’s 2025 annual meeting of shareholders is more than 30 days before or after __________, 2024. A more detailed discussion regarding the submission of proposals for the 2025 annual meeting of shareholders is provided under “Corporate Governance - Shareholder Nominations for Trustee” in the Trust’s proxy statement. In addition, shareholders who intend to solicit proxies in support of trustee nominees other than the Trust’s nominees must comply with the additional requirements of Rule 14a-19 of the Exchange Act. The deadline for filing a definitive proxy statement to provide notice of a proxy solicitation in support of trustee nominees other than the Trust’s nominees must be filed by the later of (i) 25 days prior to the 2025 annual meeting or (ii) five days after the date the Trust releases its proxy statement in connection with the Trust’s 2025 annual meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2024 Annual Meeting is based on information contained in the Trust’s proxy statements and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Erez that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE TRUST’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE TRUST’S TRUSTEES, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND TRUSTEE COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE EFFECT OF CHANGE OF CONTROL PROVISIONS IN CERTAIN OF THE TRUST’S MATERIAL AGREEMENTS AND HOUSEHOLDING OF PROXY MATERIALS. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE TRUSTEES AND MANAGEMENT OF THE TRUST. WE DO NOT MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THE TRUST’S PROXY STATEMENT. SHAREHOLDERS CAN ACCESS THE TRUST’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

To the extent that we distribute our definitive proxy statement before the Trust files a definitive proxy statement, we will provide any previously omitted information in a supplement filed as a revised definitive proxy statement, including completing references to the date, time and location of the 2024 Annual Meeting, as well as information relating to the Record Date.

The information concerning the Trust contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information.
________________

Your vote is important. No matter how many common shares you own, please vote to elect the Erez Nominees by following the instructions set forth on the enclosed BLUE universal proxy card promptly.

Erez REIT Opportunities LP

_________________, 2024

SCHEDULE I
TRANSACTIONS IN SECURITIES OF THE TRUST DURING THE PAST TWO YEARS
Erez REIT Opportunities LP.
Security	Number of Shares Purchased/(Sold)	Date of Purchase/Sale	Price Per Share
Common Shares	270,000(1)	11/1/2023	$9.37[1]

Schanzer IRA
Security	Number of Shares Purchased/(Sold)	Date of Purchase/Sale	Price Per Share
Common Shares	43,500	10/10/2023	$9.53
Common Shares	20,000	10/11/2023	$9.71
Common Shares	45,000	10/12/2023	$9.68
Common Shares	15,000	10/13/2023	$9.65
Common Shares	15,000	10/16/2023	$9.79
Common Shares	1,400	10/24/2023	$9.35

Bruce Schanzer
Security	Number of Shares Purchased/(Sold)	Date of Purchase/Sale	Price Per Share
Common Shares	35,000	09/29/2023	$9.60
Common Shares	90,000	10/2/2023	$9.42
Common Shares	35,000	10/3/2023	$9.17
Common Shares	25,000	10/4/2023	$9.21
Common Shares	40,000	10/5/2023	$9.31
Common Shares	25,000	10/23/2023	$9.40
Common Shares	20,000	10/24/2023	$9.34
Common Shares	(270,000)(1)	11/1/2023	$9.37[1]

Erez Asset Management, LLC
Security	Number of Shares Purchased/(Sold)	Date of Purchase/Sale	Price Per Share
Common Shares	63,000	11/9/2023	$10.29
Common Shares	70,000	11/10/2023	$10.34
Common Shares	102,000	11/13/2023	$10.39

(1) On November 1, 2023, Bruce Schanzer assigned 270,000 common shares to Erez REIT Opportunities LP, with a cost basis of $9.37.
I-1

SCHEDULE II

The following table is reprinted from the Trust’s revised preliminary proxy statement filed with the Securities and Exchange Commission on April 2, 2024.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Trustees and Executive Officers

The following table sets forth information as of [●], 2024 regarding the beneficial ownership of our common shares by each of our current trustees, trustees nominated by the Board and our named executive officers and by all current trustees, trustees nominated by the Board and executive officers as a group. The percentage ownership in the following table is based on [●] common shares outstanding as of the close of business on [●], 2024.

	Common
	Shares and Units
	Beneficially	Percentage
Name of Beneficial Owner(1)	Owned(2)	Ownership
Named Executive Officers:
David K. Holeman	700,699(3)	[●]%
Christine J. Mastandrea	369,814(4)	*
J. Scott Hogan	174,797(5)	*
Peter A. Tropoli	122,577(6)	*
Soklin “Michelle” Siv	62,997(7)	*
Non-Employee Trustees:
Nandita V. Berry	36,129
Jeffrey A. Jones	27,279	*
Julia B. Buthman	3,093	*
Amy S. Feng	17,466	*
David F. Taylor	34,536	*
All executive officers and trustees as a Group (10 persons) (8)	1,549,387	[●]%

*	Less than 1%

(1)	Unless otherwise indicated, the address for each beneficial owner is 2600 South Gessner, Suite 500, Houston, Texas 77063.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to those shares. Unless otherwise indicated, and subject to community property laws where applicable, we believe each beneficial owner has sole voting and investment power over the shares beneficially owned.

(3)
 Includes 82,087 restricted common share units. Excludes 71,237 restricted common share units issued pursuant to the 2018 Plan that contain no voting or dividend rights and are subject to vesting dependent on our achieving certain performance targets, and 150,000 restricted common share units issued pursuant to the 2008 Plan that contain no voting or dividend rights and are subject to vesting only in the event of a Change in Control.

(4)
 Includes 45,852 restricted common share units. Excludes 40,779 restricted common share units issued pursuant to the 2018 Plan that contain no voting or dividend rights and are subject to vesting dependent on our achieving certain performance targets, and 100,000 restricted common share units issued pursuant to the 2008 Plan that contain no voting or dividend rights and are subject to vesting only in the event of a Change in Control.

(5)
 Includes 35,603 restricted common share units. Excludes 31,826 restricted common share units issued pursuant to the 2018 Plan that contain no voting or dividend rights and are subject to vesting dependent on our achieving certain performance targets, and 50,000 restricted common share units issued pursuant to the 2008 Plan that contain no voting or dividend rights and are subject to vesting only in the event of a Change in Control.

(6)
 Includes 36,269 restricted common share units. Excludes 31,826 restricted common share units issued pursuant to the 2018 Plan that contain no voting or dividend rights and are subject to vesting dependent on our achieving certain performance targets.

(7)
 Includes 21,007 restricted common share units. Excludes 20,488 restricted common share units issued pursuant to the 2018 Plan that contain no voting or dividend rights and are subject to vesting dependent on our achieving certain performance targets, and 15,000 restricted common share units issued pursuant to the 2008 Plan that contain no voting or dividend rights and are subject to vesting only in the event of a Change in Control.

(8)	Based on most recent information available to the Company.

 Beneficial Owners of More Than 5% of Common Shares

The following table sets forth information regarding the beneficial ownership of our common shares by each person, or group of affiliated persons, who is believed by us to beneficially own 5% or more of our common shares. The percentage of class owned in the following table is based upon [●] common shares outstanding as of the close of business on [●], 2024.

Common Shares
Name and Address of Beneficial Owner	Beneficially Owned	Percent of Class
BlackRock Inc.
55 East 52nd Street
New York, NY 10055	7,791,748 (1)	[●]%
The Vanguard Group, Inc.
100 Vanguard Blvd.
Malvern, PA 19355	5,527,136 (2)	[●]%
MCB PR Capital LLC
2002 Clipper Park Road, Suite 105
Baltimore, MD 21211	2,500,000 (3)	[●]%

(1)
The indicated ownership is based solely upon an amendment to Schedule 13G/A filed with the SEC by the beneficial owner on January 22, 2024 reporting beneficial ownership as of December 31, 2023. BlackRock, Inc. possessed sole voting power over 7,665,912 common shares and sole dispositive power over 7,791,748 common shares.

(2)
 The indicated ownership is based solely upon an amendment to Schedule 13G/A filed with the SEC by the beneficial owner on February 13, 2024 reporting beneficial ownership as of December 31, 2023. The Vanguard Group, Inc. possessed shared voting power over 30,458 common shares, sole dispositive power over 5,452,673 common shares and shared dispositive power over 74,463 common shares.

(3)
The indicated ownership is based solely upon an amendment to Schedule 13G filed with the SEC by the beneficial owner on February 7, 2024 reporting beneficial ownership as of December 31, 2023. MCB PR Capital LLC possessed shared voting power over 2,500,000 common shares, sole dispositive power over 0 common shares and shared dispositive power over 2,500,000 common shares.

IMPORTANT
Your vote is important. No matter how many common shares you own, please give Erez your proxy FOR the election of the Erez Nominees and in accordance with Erez’s recommendations on the other proposal(s) on the agenda for the Annual Meeting by:
•	SIGNING, DATING AND MAILING the enclosed BLUE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
•	VOTING BY INTERNET OR TELEPHONE using the unique “control number” and following the instructions that appear on your BLUE universal proxy card.

If any of your common shares are held in the name of a broker, only it can vote such common shares and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form and returning it in the enclosed pre-paid return envelope.
If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree at the phone number or address set forth below.
If you have any questions, require assistance in voting your BLUE universal proxy card, or need additional copies of Erez’s proxy materials,
please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 19th floor
New York, New York 10022

Shareholders may call toll-free: (877) 456-3422
Banks and brokers call: (212) 750-5833

PRELIMINARY COPY SUBJECT TO COMPLETION DATED APRIL 2, 2024

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

▪ TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▪

WHITESTONE REIT

2024 ANNUAL MEETING OF SHAREHOLDERS

THIS BLUE PROXY CARD IS SOLICITED ON BEHALF OF EREZ REIT OPPORTUNITIES LP AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF TRUSTEES OF WHITESTONE REIT IS NOT SOLICITING THIS PROXY

B L U E P R O X Y

The undersigned appoints [•] and [•], and each of them, attorneys and agents with full power of substitution to vote all common shares of Whitestone REIT (the "Trust") which the undersigned would be entitled to vote if personally present at the 2024 annual meeting of shareholders of the Trust scheduled to be held virtually via the internet on [•], 2024, at [•] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the common shares of the Trust held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Erez REIT Opportunities LP (together with the other participants in its solicitation, "Erez") a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" THE TWO (2) EREZ NOMINEES AND "FOR" THE FOUR (4) TRUST NOMINEES UNOPPOSED BY EREZ IN PROPOSAL NO. 1, "FOR" PROPOSAL NO. 2 AND "FOR" PROPOSAL NO. 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Erez's solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of
for the upcoming Annual Meeting of Shareholders.

YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

By Internet: Please access **https://www.proxyvotenow.com/[•]**(please note you must type an "s" after "http") Then, follow the instructions on the voting site. You will be required to provide the unique Control Number printed below.

By Telephone: Please call toll-free in the U.S. or Canada at [•] on a touch-tone telephone. (If outside the U.S. or Canada, call [•].) Then, follow the voice prompts. You will be required to provide the unique Control Number printed below.

CONTROL NUMBER:

You may submit your proxy by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the proxyholder(s) to vote your shares in the same manner as if you had completed, signed and returned a proxy card.

By Mail: If you do not have access to a touch-tone telephone or to the Internet, please, sign, date and return this proxy card in the enclosed postage-paid envelope to: Erez REIT Opportunities LP, c/o Innisfree M&A Incorporated, 20 Oser Avenue, Suite 100, Hauppauge, NY 11788.

▼ TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

[X] Please mark vote as in this sample

EREZ STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE TWO (2) EREZ NOMINEES AND "FOR" THE FOUR (4) TRUST NOMINEES UNOPPOSED BY EREZ, AND TO WITHHOLD ON THE REMAINING TWO (2) TRUST NOMINEES OPPOSED BY EREZ LISTED BELOW IN PROPOSAL NO. 1.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) "FOR" BOXES WITH RESPECT TO THE ELECTION OF TRUSTEES, ALL OF YOUR VOTES FOR THE ELECTION OF TRUSTEES WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN SIX (6) "FOR" BOXES WITH RESPECT TO THE ELECTION OF TRUSTEES, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

EREZ NOMINEES	FOR	WITHHOLD
1a. Catherine Clark	☐	☐
1b. Bruce Schanzer	☐	☐
TRUST NOMINEES UNOPPOSED BY EREZ	FOR	WITHHOLD
1c. [•]	☐	☐
1d. [•]	☐	☐
1e. [•]	☐	☐
1f. [•]	☐	☐
TRUST NOMINEES OPPOSED BY EREZ	FOR	WITHHOLD
1g. [•]	☐	☐
1h. [•]	☐	☐

EREZ MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 2.

	FOR	AGAINST	ABSTAIN
2. The Trust's proposal to approve, in an advisory (non-binding) vote, the compensation of the Trust's named executive officers (as defined in the Trust's proxy statement).	☐	☐	☐

EREZ MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL NO. 3.

	FOR	AGAINST	ABSTAIN
3. The Trust's proposal to ratify the appointment of Pannell Kerr Forster of Texas, P.C. as the Trust's independent registered public accounting firm for the fiscal year ending December 31, 2024.	☐	☐	☐

Date: ______________________________, 2024

____
Signature

____
Signature (if jointly held)

____
Title(s)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.